January 27, 2020

Irene Getty
Chief Financial Officer
Peptide Technologies, Inc.
5348 Vegas Drive #177
Las Vegas, NV 89108

       Re: Peptide Technologies, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2019
           Filed June 24, 2019
           File No. 000-53230

Dear Ms. Getty:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences